UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2009

OR

()	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

      Commission File No. 0-23832

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard

Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2009 and 2008

Table of Contents

Page(s)

Reports of Independent Registered Public Accounting Firms	4-5

Financial Statements:

Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8-14

Supplemental Schedule*

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	15-16

Exhibit Index	18

* Other schedules required by 29 CFR 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant–directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2009, and the related statement of changes in net assets available for benefits for the year ended March 31, 2009. These financial statement are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2009, and the changes in net assets available for benefits for the year ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule: Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The Griggs Group CPAs

August 24, 2009

Certified Public Accountants

Ponte Vedra Beach, Florida

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of PSS World Medical, Inc. Savings Plan (the Plan) as of March 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

September 18, 2008

Jacksonville, Florida

Certified Public Accountants

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$98,197,025	$124,584,716
Receivables:
Employee contribution	—	952,122
Employer contribution	—	28,184
Total receivables	—	980,306
Total assets	98,197,025	125,565,022
Liabilities
Payables	394,581	707,754
Net assets available for benefits at fair value	97,802,444	124,857,268
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,112,387	332,363
Net assets available for benefits	$98,914,831	$125,189,631

The accompanying notes are an integral part of these financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended March 31, 2009

2009

Additions (reductions) from net assets available for benefits:
Investment income (loss):
Net depreciation in fair value of investments	$(34,152,086)
Dividends and interest income	2,272,567
Net investment loss	(31,879,519)
Contributions:
Participant	9,909,943
Employer	1,840,470
Rollovers from qualified plans	105,337
Total contributions	11,855,750
Net reductions	(20,023,769)
Deductions from net assets available for benefits:
Benefits paid to participants	(6,237,337)
Administrative expenses	(13,694)
Total deductions	(6,251,031)
Net decrease	(26,274,800)
Net assets available for benefits:
Beginning of year	125,189,631
End of year	$98,914,831

The accompanying notes are an integral part of these financial statements.

(1)	Description of Plan

The following description of the PSS World Medical, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the Company or employer). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the IRC) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (ESOP), whereby employee and employer contributions can be invested in the PSS World Medical, Inc. unitized stock fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA), as amended.

(b)	Eligibility

Any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

(c)	Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the calendar year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. The Plan also allows participants to make elective contributions from bonuses.

The Company may make the following types of contributions: (i) Supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) Non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) Qualified Nonelective contributions.

Supplemental ESOP Matching Contributions

For the Plan year ended March 31, 2009, the Company made no Supplemental ESOP Matching Contributions.

ESOP Matching Contributions

For the Plan year ended March 31, 2009, the Company made no ESOP Matching Contributions.

Non-ESOP Matching Contributions

The Company’s board of directors may elect annually to make a discretionary contribution in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the board of directors. The board of directors also determines the percentage of participant elective contributions to be matched as well as the maximum amount of match to be contributed. A participant must make elective salary deferrals to be eligible for such matching contributions.

Non-ESOP Matching Contributions for each eligible participant are equal to the lesser of (i) 50% of a participant’s elective deferral amount up to 6% of a participant’s compensation for the Plan year or (ii) $1,250. This Non-ESOP Matching Contribution is subject to a six-year vesting schedule, as described in note 1(d), Vesting. The Non-ESOP Matching Contributions for the Plan year ended March 31, 2009 were $1,840,470.

ESOP Employer Contributions

There were no ESOP employer contributions for the Plan year ended March 31, 2009.

Qualified Non-Elective Contributions

The Company’s board of directors may also elect annually to make qualified non-elective contributions. Such contributions may be allocated to a limited number of non-highly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. There were no qualified non-elective contributions for the Plan year ended March 31, 2009.

(d)	Vesting

Participants are immediately vested in their contributions. Participants are vested in the Company’s ESOP matching contributions, Non-ESOP matching contributions, ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in the participant’s account balance.

(e)	Forfeited Accounts

Nonvested portions of the Company’s discretionary contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. During the Plan year ended March 31, 2009, forfeitures of nonvested accounts totaled $29,371. At March 31, 2009 and March 31, 2008, forfeited, nonvested accounts of $88,553 and $59,182, respectively, were reflected in the accompanying statements of net assets available for benefits.

(f)	Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Balances in participant accounts are paid in a single lump sum.

Participants who have an account balance in the Plan’s unitized stock fund will have their account balances distributed in shares of the Company’s common stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction. On March 28, 2005, the Plan was amended to address federally mandated automatic rollovers, where certain distributions may be rolled over to an Individual Retirement Plan. On November 11, 2008, the Plan was amended to comply with the final Treasury regulations under section 415 of the IRC which amended the definition of compensation under the Plan in include severance.

(g)	Participant Loans

The Plan does not permit participant loans.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Transfer Agent of the Company prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares according to the instructions given by a participant. If no instructions are given to the Trustee by a participant, the Trustee will vote any allocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principals requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

(d)	Investment Valuation

Investments in mutual funds and bond funds are stated at fair value, which are based on published market quotations on national exchanges. Investments in common collective trusts are stated at the fair value based on the underlying unit values reported using audited financial statements of the collective trust and changes in such amounts through the Plan’s year end. The Plan’s unitized stock fund as of March 31, 2009 is valued at a unit value determined by the amount of shares of common stock and cash held within the unitized stock fund.

Investments in the accompanying Statements of Net Assets Available for Benefits include an investment in a common collective trust, ABN AMRO Income Plus Fund, which includes fully benefit responsive investment contracts recognized at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Administrative expenses reflected in the statement of changes in net assets available for benefits of $13,694 represent distribution and redemption fees paid by participants. All other Plan expenses were paid by the Company for the year ended March 31, 2009.

(g)	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 on April 1, 2008 without a material impact on the financial statements.

(3)	Fair Value Measurements

SFAS 157 provides a framework for measuring fair value, expands disclosures about fair value measurements, and establishes a fair value hierarchy which prioritizes the inputs used in measuring fair value summarized as follows:

Level 1: Inputs using unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2: Inputs other than quoted prices in markets that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for assets measured at fair value.

• Mutual funds and bond funds: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

• Common collective trusts: The fair value of the investments in the common/collective trusts is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

• PSS World Medical, Inc. unitized stock fund: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded plus uninvested cash portion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

As of March 31, 2009, the fair value of the Plan’s financial assets is measured using Level 1 or Level 2 inputs. The following table presents the Plan’s assets which are measured at fair value on a recurring basis as of March 31, 2009, by level within the fair value hierarchy.

	Level 1	Level 2	Total
Common collective trusts	$—	$13,829,399	$13,829,399
Bond funds	13,461,560	—	13,461,560
Mutual funds	47,141,563	—	47,141,563
PSS World Medical, Inc. unitized stock fund	23,764,503	—	23,764,503
Total	$84,367,626	$13,829,399	$98,197,025

(4)	Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2009 and 2008:

	2009	2009	2008	2008
Description of Asset	Units	Value	Units	Value
PSS World Medical Inc. unitized stock fund	1,833,637	$23,764,503	1,925,880	$28,885,217
ABN AMRO Income Plus Fund*	2,226,097	13,829,399	1,683,176	10,590,944
PIMCO Total Return Admin Fund	999,947	10,129,464	792,795	8,649,397
T. Rowe Price Growth Stock Fund	399,101	7,594,885	370,168	10,757,068
Janus Perkins Mid Cap Value Fund	537,586	7,590,720	545,076	11,686,438
Principal Global Investors S&P 500 Index	1,132,072	6,384,886	1,094,427	10,243,838
American EuroPacific Growth Fund	233,624	6,022,819	202,608	9,488,120
William Blair Small Cap Growth Fund	375,139	4,486,660	385,243	7,654,785
All other assets less than 5%		18,393,689		26,628,909
Total		$98,197,025		$124,584,716

* The contract value for the ABN AMRO Income Plus Fund is $14,941,786 and $10,923,307 as of March 31, 2009 and 2008, respectively.

As of March 31, 2009 and 2008, the Plan invested in a common collective trust, ABN AMRO’s Income Plus Fund. The Income Plus Fund invests primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Plan’s interest in the Income Plus Fund is calculated by applying the

Plan’s ownership percentage in the Income Plus Fund to the total fair value of the Income Plus Fund.

The interest crediting rate at March 31, 2009 and 2008 was 3.33% and 4.48%, respectively. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, the amount and timing of participant contributions, transfers, and withdrawals and the duration of the fixed-income investments that underlie the wrap contracts.

The average market yield of the Income Plus Fund for the year ended March 31, 2009 was 4.07%.

During the year ended March 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as  follows:

Mutual funds	$(29,865,949)
PSS World Medical, Inc. unitized stock fund	(4,015,376)
Bond funds	(595,881)
Common collective trusts	325,120
Net depreciation in fair value of investments	$(34,152,086)

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested in their employer contributions.

(7)	Related Party Transactions

At March 31, 2009 and 2008, the Plan owned 1,647,884 and 1,696,507 shares of the Company’s common stock, respectively, which represents approximately 2.7% and 2.7% of the outstanding common stock of the Company, respectively.

At March 31, 2009 payables to participants to satisfy the Actual Deferral Percentage Test totaled $381,680, and payables to Principal Financial Group representing pending trades totaled $12,901.

(8)	Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock (approximately 24% of net assets available for benefits at March 31, 2009), as described in note 4. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$98,914,831	$125,189,631
Benefits allocated to participants	394,581	707,754
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(1,112,387)	(332,363)
Net assets available for benefits per Form 5500	$98,197,025	$125,565,022

The following is a reconciliation of the change in net assets available for benefits per the financial statements at March 31, 2009 to Form 5500:

2009
Change in net assets available for benefits per the financial statements	$(26,274,800)
Benefits allocated to participants	394,581
Prior year benefits allocated to participants	(707,754)
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(1,112,387)
Prior year adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	332,363
Net income per Form 5500	$(27,267,997)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) March 31, 2009

	Identity of party involved		Description of investment	Current Value
*	PSS World Medical, Inc.		PSS World Medical, Inc. unitized stock fund, 1,833,637 units	$23,764,503
	ABN AMRO Investment Trust Company		ABN AMRO Income Plus Fund	12,301,358
	Pacific Investment Management Company		PIMCO Total Return Admin Fund	6,885,067
			PIMCO Real Return Admin Fund	1,281,997
	Janus Capital Group		Janus Perkins Mid Cap Value Fund	6,324,532
	T Rowe Price Associates		T. Rowe Price Growth Stock Fund	6,009,848
	William Blair & Company		William Blair Small Cap Growth Fund	4,209,319
	Capital Research and Management Company		American EuroPacific Growth Fund	3,637,889
*	Principal Financial Group		Principal LargeCap S&P 500 Index Fund	3,365,594
	Oppenheimer Funds		Oppenheimer Global Fund	3,270,424
	Van Kampen Investments		Van Kampen Growth & Income Fund	2,552,399
	Royce & Associates		Royce Pennsylvania Mutual Fund	1,907,058
	Goldman Sachs Asset Management		Goldman Sachs Growth Opportunities Fund	1,525,106
	AllianceBernstein		AllianceBernstein International Value Fund	604,937

*	Principal Financial Group		PSS World Medical, Inc., Moderate Portfolio, 1,822,755 units	2,125,890
			PIMCO Total Return Admin Fund	1,525,820
		*	Principal LargeCap S&P 500 Index Fund	1,304,074
			PIMCO Real Return Admin Fund	1,240,969
			American EuroPacific Growth Fund	1,147,339
			AllianceBernstein International Value Fund	955,132
			ABN AMRO Income Plus Fund	830,887
			T. Rowe Price Growth Stock Fund	748,952
			Van Kampen Growth & Income Fund	665,542
			Janus Perkins Mid Cap Value Fund	593,584
			Goldman Sachs Growth Opportunities Fund	120,398
			William Blair Small Cap Growth Fund	108,487
			Royce Pennsylvania Mutual Fund	11,367,074

*	Principal Financial Group		PSS World Medical, Inc., Moderate Aggressive Portfolio, 757,708 units
		*	Principal LargeCap S&P 500 Index Fund	735,585
			American EuroPacific Growth Fund	597,351
			AllianceBernstein International Value Fund	595,132
			T. Rowe Price Growth Stock Fund	391,685
			Van Kampen Growth & Income Fund	387,072
			PIMCO Total Return Admin Fund	358,829
			Janus Perkins Mid Cap Value Fund	301,424
			Goldman Sachs Growth Opportunities Fund	258,692
			PIMCO Real Return Admin Fund	256,496
			ABN AMRO Income Plus Fund	196,250
			William Blair Small Cap Growth Fund	88,708
			Royce Pennsylvania Mutual Fund	87,528
				4,254,752
*	Principal Financial Group		PSS World Medical, Inc., Aggressive Portfolio, 489,213 units
		*	Principal LargeCap S&P 500 Index Fund	601,003
			AllianceBernstein International Value Fund	462,613
			American EuroPacific Growth Fund	420,299
			Van Kampen Growth & Income Fund	281,690
			T. Rowe Price Growth Stock Fund	273,488
			Janus Perkins Mid Cap Value Fund	226,134
			Goldman Sachs Growth Opportunities Fund	208,374
			William Blair Small Cap Growth Fund	53,801
			Royce Pennsylvania Mutual Fund	51,914
				2,579,316

*	Principal Financial Group		PSS World Medical, Inc., Moderate Conservative Portfolio, 234,106 units
			PIMCO Total Return Admin Fund	400,987
			PIMCO Real Return Admin Fund	253,500
			ABN AMRO Income Plus Fund	199,216
		*	Principal LargeCap S&P 500 Index Fund	122,173
			American EuroPacific Growth Fund	99,364
			AllianceBernstein International Value Fund	93,584
			T. Rowe Price Growth Stock Fund	70,073
			Van Kampen Growth & Income Fund	68,580
			Janus Perkins Mid Cap Value Fund	55,423
			Goldman Sachs Growth Opportunities Fund	43,166
			William Blair Small Cap Growth Fund	14,434
			Royce Pennsylvania Mutual Fund	13,563
				1,434,063
*	Principal Financial Group		PSS World Medical, Inc., Conservative Portfolio, 147,633 units
			PIMCO Total Return Admin Fund	358,691
			PIMCO Real Return Admin Fund	236,029
			ABN AMRO Income Plus Fund	177,442
		*	Principal LargeCap S&P 500 Index Fund	34,711
			American EuroPacific Growth Fund	26,947
			AllianceBernstein International Value Fund	24,904
			T. Rowe Price Growth Stock Fund	18,904
			Janus Perkins Mid Cap Value Fund	17,665
			Van Kampen Growth & Income Fund	17,037
			Goldman Sachs Growth Opportunities Fund	9,459
				921,789
				$ 98,197,025

* Party-in-interest

See accompanying independent registered public accounting firm’s report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: August 25, 2009

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By: PSS World Medical, Inc., as Plan Administrator

By:	/s/ David M. Bronson

David M. Bronson

Executive Vice President and Chief Financial Officer

(Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm – The Griggs Group CPAs

23.2	Consent of Independent Registered Public Accounting Firm – KPMG LLP